UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 25 July, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Allied Irish Banks, p.l.c.  ("AIB")[NYSE:AIB]                                                                                                                                                                                                              25th July 2011

ALLIED IRISH BANKS, P.L.C.
EXERCISE OF CALL OPTION IN RELATION TO THE REMAINING PRINCIPAL AMOUNT
OUTSTANDING OF ITS

€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015
(ISIN: XS0208845924)
(the "2015 Euro Notes")

£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023
(ISIN: XS0368068937)
(the "2023 Sterling Notes")

€419,070,000 10.75 per cent. Subordinated Notes due 2017
(ISIN: XS0498532117)
(the "2017 Euro Notes" and, together with the 2015 Euro Notes and the 2023 Sterling Notes, the "Notes")

Allied Irish Banks, p.l.c. (the "Bank") gives notice that on 28 July 2011 it will redeem the outstanding principal amount of each series of Notes listed below at the relevant redemption price per nominal amount of Notes specified below pursuant to the Terms and Conditions of each such series (as amended by the Extraordinary Resolution passed at a meeting of the relevant holders of the Notes held on 22 July 2011 details of which were set out in the Bank's announcement of 25 July 2011).

Description of the Notes	Common code/ISIN	Redemption price per nominal amount
€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015	020884592/ XS0208845924	€0.01 per €1,000
£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023	036806893/ XS0368068937	£0.01 per £1,000
€419,070,000 10.75 per cent. Subordinated Notes due 2017	049853211/ XS0498532117	€0.01 per €1,000

The Principal Paying Agent for the Notes is:

Citibank, N.A.
Canada Square
Canary Wharf
London E14 5LB

This notice does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy the Notes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date  25 July, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.